UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33370

Santa Monica Media Corporation NYSE Amex
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

11845 West Olympic Boulevard, Suite 1125W, Los Angeles, CA 90061 (310) 526-3222
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

(1) Units consisting of Common Stock $0.001 par value, per share and warrants to purchase common stock; (2) Common Stock; (3) Warrants to purchase common stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐.           17 CFR 240.12d2-2(a)(1)

☐.           17 CFR 240.12d2-2(a)(2)

☐.           17 CFR 240.12d2-2(a)(3)

☐.           17 CFR 240.12d2-2(a)(4)

☐           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Santa Monica Media Corporation (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 13, 2009	By /s/ David Marshall	Chief Executive Officer
Date	Name: David Marshall	Title

_____________________________
1      Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.